Lee Pharmaceuticals, Inc.

30 N Gould Street

Suite 5835

Sheridan, WY 82801

November 30, 2022

Attorney Lauren Pierce

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Re: Lee Pharmaceuticals, Inc.

Offering Statement on Form 1-A

Filed October 18, 2022

File No. 024-11991

Dear Ms. Pierce:

In response to your letter dated November 1, 2022, the following information is hereby submitted on behalf of Lee Pharmaceuticals, Inc. (the “Company”).  Amendment 2 to the Offering Statement on Form 1-A is being filed in conjunction with this correspondence.  For your convenience, we have reproduced below the Staff’s comments in italicized text immediately before our response.

Amendment No. 1 to Form 1-A filed October 18, 2022

Risk Factors

Risks Related to the Company and Its Business, page 10

1.Please add risk factor disclosure regarding governmental regulation of your storage of health information. For example, disclose whether HIPAA or similar laws in other jurisdictions in which you intend to operate will apply to your business, and the potential effect on your results of operation and shareholders.

Response:  We have added a risk factor disclosure clarifying we are not a HIPAA covered entity and, thus, are not subject to HIPAA regulations.

Description of Business

Corporate History, page 22

2.We note your response to our prior comment 2. Please further describe the strategic and financial rationale for reviving the company by acquiring Accelerate Global Market Solutions Corp., and discuss how you identified Accelerate Global in particular.

Response: The strategic rationale for acquiring Accelerate Global Market Solutions Corp. (“AGMS”) was the fact that the Company desired to exit its dormant status and viewed the acquisition of AGMS and its operations as an opportunity to do so. As a developer of mobile and PC based applications, the operating expenses of AGMS were relatively low which explains the financial rationale behind the acquisition. The prior CEO, Benjamin Berry, is a longtime acquaintance of John Morgan, the owner/operator of AGMS and current CEO of the Company.

Plan of Operations, page 22

3.Please disclose the expected capital expenditures required to develop your application and the expected timeline for development.

Response: We have updated our described plan of operations to include the requested information.

4.You disclose that you will accept payment for your application in the form of cryptocurrency. Please discuss whether you have a policy for determining whether to hold such crypto assets or immediately convert them into fiat currency or into other crypto assets, and include the factors that you will consider in making such determinations. Additionally, please describe your digital asset storage and custodial practices in detail. Disclose your accounting policies with respect to digital assets. Please ensure that you provide risk factor disclosure regarding these issues.

Response: As a policy, the Company will not hold or custody any digital assets. Rather, any remitted cryptocurrency payments will be exchanged into USD upon receipt by the Company’s cryptocurrency payment processor (referred to as a “Third Party Provider” or “TPP” in the Offering Circular) and the proceeds will be deposited into the Company’s bank account. The Company follows prevailing accounting policies and generally accepted accounting principles with respect to these transactions.

Description of Securities

Series A Preferred Stock, page 29

5.We note your response to our prior comment 9. Please explain the mechanism by which holders of the Series A Preferred Stock control 60% of the voting power. For example, clarify whether Mr. Morgan will retain 60% of the voting power to the extent he transfer or converts some of the Series A Preferred Stock but not all of it. Additionally, revise your disclosure throughout the filing to reflect the controlled nature of the company.

Response: Pursuant to the Series A Certificate of Designation (“COD”), holders of the Series A Preferred Stock vote together with other holders of the Company’s preferred stock and common stock as a single class. The COD further states the “Series A Preferred Stock stockholder is entitled to 60% of all votes with respect to any and all matters presented to the stockholders of the Company for their action or consideration.” Functionally, this means the 10 shares of Series A Preferred Stock shall be allocated 60% of the shareholder votes on a fully diluted basis. For example, if the Company had 40,000,000 shares of Common stock issued and outstanding and 10 shares of Series A Preferred issued and outstanding, the Series A shareholders would be entitled to 60,000,000 votes. As a formula, this reads as follows:

(Total Common stock issued and outstanding/40%) x 60% = Number of votes allocated to Series A shareholders.

In the event of a partial transfer of the Series A Preferred stock, each Series A shareholder would be entitled to vote his/her shares on a pro rata basis. For example, if Mr. Morgan sold, assigned, or transferred three Series A shares to a new shareholder, Mr. Morgan’s seven remaining shares would account for 42% of the overall shareholder vote (60% x .7 = 42%) and the new shareholder’s three shares would account for 18% of the overall shareholder vote.

We have added additional verbiage to our risk disclosures to reflect the controlled nature of the company.

We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please let me know if you need anything further.

Sincerely,

LEE PHARMACEUTICALS, INC.

/s/John Morgan

John Morgan

CEO